Exhibit 99.5

NILESH G. SHAH B.com, LLB(G),F.C.S.

–––––––––––––––––––––––––––––––Company Secretaries–––––––––––––––––––––––––––––––

SCRUTINIZER’S REPORT (Consolidated)

To

The Chairman

of the Court Convened Meeting of

Vedanta Limited

Sesa Ghor, 20 EDC Complex, Patto,

Panjim, Goa - 403 001

Dear Sir,

1. The Company has appointed me (Nilesh Shah – Company Secretary in practice having membership No. FCS-4554 and C.P. No. 2631) having address at 211-B, Sona Udyog Industrial Estate, Parsi Panchayat Road, Extention of Old Nagardas Road, Andheri (East), Mumbai – 400 069) as the Scrutinizer for the purpose of conducting the E-voting and Poll on the agenda transacted at the Court Convened Meeting of the Equity Shareholders of the Company held on 8th September, 2016 at 10.00 a.m. at “Hotel Mandovi, D. B. Marg, Panaji, Goa – 403 001”. In addition, Mr. Shrikant V. Gaonkar, a shareholder of the Company (having Client ID / DP ID – IN302679 31813838) was appointed as Scrutinizer for the purpose of the poll taken on the agenda items transacted at the aforesaid court convened meeting of the equity shareholders of the Company.

Following reports have been submitted to the Chairman of the Company:

•	The report on the physical voting conducted through poll at the Court Convened Meeting of the equity shareholders of the Company (which has been submitted to Chairman under my and Mr. Shrikant V. Gaonkar signatures).

•	Separate reports on e-voting have been submitted to Chairman under my signature.

2. I submit this consolidated report for voting conducted through e-voting and poll at the venue of the meeting read as under:

(a) The Company has provided facility to cast vote to all the equity shareholders and has sent the notice of Court Convened Meeting of the Equity Shareholders of the Company electronically on 6th August, 2016 to such shareholders whose email IDs were registered with depository participants. For other shareholders, the Notice of Court Convened Meeting of the Equity Shareholders of the Company have been sent by permitted mode, dispatch of which was completed on 6th August, 2016.

211 – Back Side, 2nd Floor, Bldg No. 1, Sona Udyog, Parsi Panchayat Road, Extn. Of Old nagardas Road,

Andheri-East, Mumbai-69. Tel No. 28207824/28203582 Email ID nilesh@ngshah.com

NILESH G. SHAH B.com, LLB(G),F.C.S.

–––––––––––––––––––––––––––––––Company Secretaries–––––––––––––––––––––––––––––––

(b) The e-voting period began at 9.00 a.m. on Monday, 5th September, 2016 and ended at 5.30 p.m. on Wednesday, 7th September, 2016. The votes received electronically from the Shareholders till Wednesday, 7th September, 2016 up to 5.30 p.m., being the last date and time fixed by the Company for e-voting and the votes received in the poll process on the date of Court Convened Meeting of the Equity Shareholders of the Company, were considered for my scrutiny.

(c) Particulars of all the votes received from the members have been entered in a register separately maintained for the purpose.

(d) The votes received electronically and by poll were duly scrutinized and the shareholding was matched/confirmed with the Register of Members of the Company as provided by RTA as on 3rd September, 2016.

(e) The empty polling boxes were locked and sealed in the presence of the members and proxies and subsequently to the end of the polling process, the polling boxes were opened by us in presence of two witnesses.

(f) The poll papers were diligently scrutinized and the poll papers were reconciled with the records maintained by the Company / Registrars and Transfer Agents of the Company and the authorizations / Proxies lodged with the Company.

(g) The poll papers which were found defective because of signature mismatch, e-voting and non-shareholding, have been treated as invalid and kept separately.

211 – Back Side, 2nd Floor, Bldg No. 1, Sona Udyog, Parsi Panchayat Road, Extn. Of Old nagardas Road,

Andheri-East, Mumbai-69. Tel No. 28207824/28203582 Email ID nilesh@ngshah.com

NILESH G. SHAH B.com, LLB(G),F.C.S.

–––––––––––––––––––––––––––––––Company Secretaries–––––––––––––––––––––––––––––––

3. A summary of the votes cast through E-voting and Poll is given below:

Resolution No. 1

For approval of the Amalgamation embodied in the Scheme of Arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors:

Particulars	Type of Votes	Number of shareholders casted votes	Representing No. of Equity shares of Re. 1 each
Total number of e-votes and polls held by all shareholders / proxy holders / representatives who has casted votes	Poll	118	1816818975
	e-Voting	550	708617056

	Total	668	2525436031

Total No. of e-votes found to be invalid and shareholders abstained (fully or partly) for voting	Poll	5	42624685
	e-Voting	1 *	55079184

	Total	6 *	97703869

Total number of valid e-votes and polls casted by all shareholders / proxy holders / representatives	Poll	113	1774194290
	e-Voting	549	653537872

	Total	662	2427732162

Less : Ballots clubbed on account of multiple folios	Poll	14	—
	e-Voting	1	—

	Total	15	—

Total no of shareholders voting validly	Poll	99	1774194290
	e-Voting	548	653537872

	Total	647	2427732162

Total No of votes FOR the Scheme	Poll	99	1774194290
	e-Voting	534 #	653446421

	Total	633	2427640711

% of votes FOR of the Scheme (in terms of numbers / value of e-votes)	Poll	100%	100%
	e-Voting	97.45%	99.99%

	Total	97.84%	99.99%

Total No of votes AGAINST the Scheme	Poll	0	0
	e-Voting	14 #	91451

	Total	14 #	91451

% of votes AGAINST the Scheme (in terms of numbers / value of e-votes)	Poll	0%	0%
	e-Voting	2.55%	0.01%

	Total	2.16%	0.01%

211 – Back Side, 2nd Floor, Bldg No. 1, Sona Udyog, Parsi Panchayat Road, Extn. Of Old nagardas Road,

Andheri-East, Mumbai-69. Tel No. 28207824/28203582 Email ID nilesh@ngshah.com

NILESH G. SHAH B.com, LLB(G),F.C.S.

–––––––––––––––––––––––––––––––Company Secretaries–––––––––––––––––––––––––––––––

*	The same exclude number of equity shareholders who have partially voted in favour and/or against and/or abstained.
#	There are certain shareholders who have casted their vote partly in favour and partly in against the resolution. For ascertaining the total no. of shareholders, we have considered respective shareholder in the category in which they have voted higher no. of shares (favour/against).

4. You may accordingly declare the result of the voting through E-voting and Poll.

Thanking you,

Yours truly,

Nilesh G. Shah Practicing Company Secretary Membership No. FCS 4554 CP No. 2631

Place: Mumbai

Dated: 09.09.2016

211 – Back Side, 2nd Floor, Bldg No. 1, Sona Udyog, Parsi Panchayat Road, Extn. Of Old nagardas Road,

Andheri-East, Mumbai-69. Tel No. 28207824/28203582 Email ID nilesh@ngshah.com